Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Allyme Holding, Inc.

We consent to the incorporation by reference in the Form S-1 Amendment # 2 of Allyme Holding, Inc. as to our report dated March 27, 2019 with respect to the Balance Sheets of Allyme Holding Inc. as of December 31, 2018 and the related Statements of Operations, Statement of Shareholders’ Deficit and Statement of Cash Flows for the period then ended. Our report dated March 27, 2019, relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ TAAD LLP
Diamond Bar, California
June 14, 2019